EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2019, 2018 and 2017

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of March 18, 2020, and relates to the financial condition and results of operations for the years ended December 31, 2019, 2018 and 2017. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the years ended December 31, 2019, 2018 and 2017, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2019, 2018 and 2017, are also referred to as “fiscal 2019”, “fiscal 2018” and “fiscal 2017”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 25, 2018, the Company acquired Rye Patch Gold Corp. (“Rye Patch”). All Rye Patch financial and operational information contained within this MD&A includes the period since the acquisition from May 25, 2018, to December 31, 2019, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cost per gold ounce on a by-product basis throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

FISCAL 2019 OPERATIONAL OVERVIEW AND RECENT DEVELOPMENTS

-	Consolidated production totalled 16,337 ounces at cash cost and all-in sustaining cost (1) (“AISC”) of $1,267 per gold ounce and $1,483 per gold ounce, respectively, during Q4 2019.
-	Consolidated production totalled 78,838 ounces at cash cost and all-in sustaining cost (1) of $1,185 per gold ounce and $1,349 per gold ounce, respectively, during fiscal 2019.
-	Net loss and comprehensive loss of $6.9 million and $136.2 million during Q4 2019 and fiscal 2019, respectively.

Florida Canyon Mine Highlights

-	Produced 9,241 ounces of gold at cash cost and AISC (1) of $1,407 per gold ounce and $1,583 per gold ounce, respectively, during Q4 2019.
-	Produced 42,377 ounces of gold at cash cost and AISC (1) of $1,253 per gold ounce and $1,337 per gold ounce, respectively, during fiscal 2019.

San Francisco Mine Highlights

-	Produced 7,097 ounces of gold at cash cost and AISC (1) of $1,070 per gold ounce and $1,073 per gold ounce, respectively, during Q4 2019.

(1)   Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

-	Produced 36,461 ounces of gold at cash cost and AISC (1) of $1,105 per gold ounce and $1,141 per gold ounce, respectively, during fiscal 2019.
-	Mining activity at San Francisco was ceased at the end of fiscal 2018 and processing of the low-grade stockpile discontinued at the end of fiscal 2019; the mine is currently in residual leaching.
-

On March 6, 2020, the Company announced that it has entered into a definitive share purchase agreement with Magna Gold Corp. (“Magna”), to sell its wholly-owned subsidiary, Molimentales del Noroeste S.A. de C.V, which owns a 100% interest in the San Francisco Mine and the surrounding mineral concessions. Under the terms of the share purchase agreement, Alio will receive as consideration 9,740,000 common shares of Magna, representing approximately 19.9% of the issued and outstanding common shares of Magna, and $5.0 million in cash or a 1% net smelter royalty, due to Alio within twelve months of closing of the transaction.

Ana Paula Project Highlights

-	All exploration and development activity at the Ana Paula Project (“the Project” or “Ana Paula”) remains suspended. The Company continues to maintain and ensure security at the site.

FISCAL 2019 KEY DEVELOPMENTS

-

On January 15, 2019, the Company announced an updated Life of Mine Plan (“LOM”) for its 100% owned Florida Canyon Mine (“Florida Canyon”). Subsequently on February 12, 2019, it was announced that the corresponding NI 43-101 compliant technical report entitled Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine was filed on sedar.com. The updated LOM showed a 10-year mine life, averaging 75,000 ounces per year of production based on Proven and Probable Gold Mineral Reserve of 1.01 million ounces (85.9 million tonnes at 0.37 g/t gold). Free cash flow from the life of mine at $1,300/oz gold has a net present value (5% discount) of $105.0 million.

-

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company. The plaintiff brought the claim in the Supreme Court of British Columbia pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. On August 9, 2019, the Company filed their Response to the Notice of Civil Claim, denying all of the allegations and on October 1, 2019, the parties attended a case planning conference. On October 22, 2019, the plaintiff filed an amendment to the Notice of Civil Claim dropping certain allegations and adding an allegation of insider trading against the Company to their claim. The certification hearing is scheduled to occur during April 2020. The Company and its counsel have reviewed the claim and the amendments to the claim and the outcome is not determinable at this time. However, in the unlikely event the claim is successful, the Company is adequately insured for any reasonable outcome.

-

On July 15, 2019, Maverix Metals Inc. (“Maverix”) filed for arbitration regarding the allowed deductions in the calculation of the royalty it holds on the Florida Canyon Mine. The Company followed the historic deduction calculation methods since inception of the royalty in 2013. On November 22, 2019, the Company announced that a settlement agreement (the “Agreement”) has been signed with Maverix regarding disputed royalty payments at the Company’s Florida Canyon Mine. The Agreement clarifies the definition of “Allowable Deductions” in calculating the royalty, reduces the royalty amount to 3% from 3.25% and provides for a one-time payment by Alio Gold to Maverix of $0.3 million in either cash or shares within one-year of closing.

-

On October 2, 2019, the Company announced the signing of lease agreements for the acquisition of new loading and hauling equipment at Florida Canyon. The fleet is comprised of thirteen 90-tonne haul trucks and three matched front-end loaders. A maintenance and services contract was also signed that provides guaranteed mechanical availability of the new fleet and encompasses all required maintenance activities over the life of the lease agreement. The lease agreements and accompanying maintenance contract are for an approximate five-year term, depending on the actual hours of operation, after which the equipment can be purchased for $1.9 million.

(1)   Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

-

On November 14, 2019, the Company announced it has signed and closed a three-year, $15.0 million loan facility (the “Loan Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott” or the “Lender”) to fund construction of the new Phase II leach pad at Florida Canyon. Key terms of the Loan Facility are a principal amount of $15.0 million, a maturity date of October 31, 2022, an interest rate of 8% plus the greater of LIBOR and 2%, and amortization of the Facility in eight equal quarterly payments commencing January 31, 2021. In conjunction with closing of the Loan Facility, the Company has issued 1,286,228 common shares to Sprott.

Management Changes

-	On March 5, 2019, the Company announced the resignation of Greg McCunn as Chief Executive Officer effective March 2019, to be succeeded by Mark Backens as President and Chief Executive Officer.
-	On April 12, 2019, Jason Gregg, Executive Vice President, Human Resources, departed from the Company.
-

On June 27, 2019, at the Annual General Meeting, the Board of Directors (the “Board”) was reduced from eight to six members. Mr. Bryan Coates, Mr. Jose Vizquerra and Mr. Tim Baker have left the Board and Mr. David Whittle has joined. Ms. Paula Rogers, a long-standing member of the Board has succeeded Mr. Coates as Chair of the Board. The size and composition of the Board now more closely reflects the needs of the Company.

-

On October 8, 2019, the Company announced the resignation of Mr. Markus Felderer as Vice President of Corporate Development, and the appointment of Paul Jones as Senior Vice President of Corporate Development.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines. Alio’s vision is to create value for all its stakeholders through the profitable operation of its mines.

Alio operates two open-pit heap leach mines: the Florida Canyon Mine, in Nevada, United States (“US”), located approximately 210 kilometres north of Reno and the San Francisco Mine (“San Francisco”) in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway). In addition, Alio has exploration stage projects in Mexico and the US.

The Company’s development stage Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”) (1) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The Project has been suspended as the Company currently does not have access to the capital required to advance the project.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver contained in doré bars produced at the mine sites. The doré is refined offsite and the refined gold and silver is sold primarily in the London spot market. As a result, Alio is not dependent on a particular purchaser.

(1)	Refer to the Ana Paula technical report NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico, dated May 16, 2017, available on the Alio Gold Inc. website (www.aliogold.com).

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

FLORIDA CANYON MINE - OPERATIONS REVIEW

The Florida Canyon Mine is located between Lovelock and Winnemucca, Nevada. Florida Canyon is an open pit operation, with crushing and heap leach processing facilities. Mineral reserves are 1,013,000 proven and probable contained gold ounces (85.9 million tonnes at 0.37 grams per tonne gold) as of November 1, 2018. Total measured and indicated gold resources totalled 1,711,000 ounces as of July 31, 2018.

The following is a summary of Florida Canyon’s production statistics:

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	2019	2018 (1)
MINING
Ore mined (dry kt)	2,089	1,423	1,324	1,826	2,000	6,662	7,115
Average ore mined grade (g/t Au)	0.25	0.25	0.35	0.32	0.26	0.29	0.31
Waste mined (kt)	1,658	1,442	1,106	1,752	2,164	5,958	8,369
Total mined (kt)	3,747	2,865	2,431	3,577	4,164	12,620	15,484
Strip ratio	0.79	1.01	0.84	0.96	1.08	0.89	1.18
Average total mined (t/d)	40,728	31,142	26,712	39,748	45,261	34,576	42,422
Cost per tonne mined	$1.99	$2.31	$2.69	$1.73	$1.44	$2.12	$1.62
CRUSHING AND PROCESSING
Ore processed (kt)	2,051	1,389	1,368	1,869	2,006	6,677	7,547
Average ore processed grade (g/t Au)	0.23	0.25	0.35	0.32	0.29	0.28	0.31
Average ore processed per day (t/d)	22,295	15,098	15,038	20,763	21,799	18,294	20,676
Cost per tonne processed	$2.72	$4.53	$3.76	$3.22	$3.33	$3.45	$3.39
Gold deposited on pad (ozs)	15,408	11,235	15,265	18,977	18,653	60,885	76,050
Cost per tonne - administration	$0.56	$0.73	$1.05	$0.49	$0.87	$0.68	$0.85
Total cost per tonne processed	$6.79	$9.79	$9.91	$7.20	$7.12	$8.16	$7.56
PRODUCTION
Gold sold (ozs)	9,693	9,969	11,834	12,201	12,985	43,697	47,075
Gold produced (ozs)	9,241	9,620	11,253	12,263	12,922	42,377	47,353
Silver produced (ozs)	6,226	6,793	8,577	8,648	8,590	30,244	31,993
COSTS
Cash cost per gold ounce on a by-product basis	$1,407	$1,263	$1,268	$1,110	$1,083	$1,253	$-
All-in sustaining cost per gold ounce on a by-product basis (2)	$1,583 (3)	$1,281	$1,302	$1,220	$1,220	$1,337 (3)	$-
Total days in period	92	92	91	90	92	365	365

(1)	Information provided includes Rye Patch pre-acquisition statistics.
(2)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.
(3)

Adjusted to exclude long term project capital expenditures of $9.0 million for Q4 2019 and fiscal 2019. Including the capital expenditures, AISC per gold ounce on a by-product basis would be $2,514 and $1,543 for Q4 2019 and fiscal 2019, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations

The Florida Canyon Mine was acquired on May 25, 2018. Therefore, production statistics in the table above and discussion below for the year over year comparison include some Rye Patch pre-acquisition statistics. Financial information for fiscal 2018 is from the acquisition date.

Mining

Ore mined during Q4 2019 increased 47% and 58% compared to Q3 2019 and Q2 2019, respectively. The increase is due to the higher mining equipment availability obtained by the new mining fleet that was deployed during Q4 2019. Waste mined increased by a similar magnitude.

Costs of mining were $7.4 million during Q4 2019 compared to $6.6 million during both Q3 2019 and Q2 2019. This cost increase was due to higher volume mined and higher maintenance costs related to the old mining fleet.

Additionally, costs of mining were $26.8 million during fiscal 2019 compared to $15.5 million during fiscal 2018. The fiscal 2019 cost per tonne mined increased 31% compared to fiscal 2018 as a result of lower tonnes mined.

Crushing and processing

The ore processed during Q4 2019 increased 48% and 50% compared to Q3 2019 and Q2 2019, respectively, as a result of larger volume of ore mined from the pit by the new mining fleet.

Ore grade was negatively impacted due to mine sequencing issues caused by the low equipment availability during Q3 2019 and Q2 2019, which delayed access to the higher-grade ore bodies resulting in a decrease of the gold ounces deposited on the pad.

The gold ounces deposited on the pad decreased to 60,885 ounces during fiscal 2019 compared to 76,050 ounces during fiscal 2018, as a result of lower tonnage and grade mined.

Processing costs were $5.6 million during Q4 2019 compared to $6.3 million and $5.1 million during Q3 2019 and Q2 2019, respectively. Processing costs were $23.0 million during fiscal 2019 compared to $16.0 million during fiscal 2018. During Q4 2019, reduced crushing maintenance decreased quarterly processing costs.

Production

Gold ounces produced during Q4 2019 decreased 4% and 18% compared to Q3 2019 and Q2 2019, respectively. Gold ounces produced during fiscal 2019 decreased 11% compared to fiscal 2018. This is the result of low overall equipment availability during Q3 2019 and Q2 2019 resulting in lower mining rates which negatively impacted ore processed. Additionally, ore processed was stacked on the upper levels of the heap leach pad which increased the recovery time.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO MINE - OPERATIONS REVIEW

San Francisco is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. San Francisco is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 794,272 proven and probable contained gold ounces and 60,200 low-grade stockpile gold ounces (55.5 million tonnes at 0.49 grams per tonne gold). Total measured and indicated gold resources totalled 1,484,197 ounces as of July 1, 2018.

The following is a summary of San Francisco’s production statistics:

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	2019	2018
MINING
Ore mined (dry kt)	-	-	-	-	1,160	-	6,046
Average ore mined grade (g/t Au)	-	-	-	-	0.48	-	0.47
ROM mined (dry kt)	-	-	-	-	-	-	1,762
Average ROM mined grade (g/t Au)	-	-	-	-	-	-	0.17
Waste mined (kt)	-	-	-	-	3,618	-	15,510
Total mined (kt)	-	-	-	-	4,778	-	23,318
Strip ratio	-	-	-	-	3.12	-	1.99
Average total mined (t/d)	-	-	-	-	51,936	-	63,887
Cost per tonne mined (1)(2)	$1.12	$1.13	$1.13	$1.18	$2.05	$1.14	$2.02
CRUSHING AND PROCESSING
Ore processed (kt)	1,184	1,608	1,744	1,619	1,577	6,155	6,511
Average ore processed grade (g/t Au)	0.23	0.25	0.27	0.27	0.42	0.26	0.44
Ore from stockpile processed (kt)	1,092	1,493	1,644	1,533	342	5,762	380
Average ore stockpiled grade (g/t Au)	0.23	0.23	0.23	0.23	0.24	0.23	0.24
Average ore processed per day (t/d)	12,867	17,477	19,167	17,994	17,139	16,864	17,839
Cost per tonne processed	$5.64	$4.20	$4.33	$4.60	$4.89	$4.62	$5.07
Gold deposited on pad (ozs)	8,665	12,809	15,349	14,290	21,168	51,113	102,467
Cost per tonne - administration	$0.78	$0.62	$0.53	$0.68	$0.67	$0.64	$0.75
Total cost per tonne processed	$7.46	$5.87	$5.92	$6.39	$11.79	$6.33	$13.07
PRODUCTION
Gold sold (ozs)	6,873	8,298	9,877	11,785	9,000	36,833	52,545
Gold produced (ozs)	7,097	8,166	10,230	10,968	10,292	36,461	53,990
Silver produced (ozs)	2,552	2,734	5,112	6,274	4,204	16,672	24,774
COSTS
Cash cost per gold ounce on a by-product basis	$1,070	$1,210 (3)	$1,077	$1,076	$1,311 (4)	$1,105 (3)	$1,042 (4)
All-in sustaining cost per gold ounce on a by-product basis (5)	$1,073	$1,254 (3)	$1,079	$1,154	$1,558 (4)	$1,141 (3)	$1,258 (4)
Total days in period	92	92	91	90	92	365	365

(1)	Cost per tonne mined in fiscal 2019 represents low-grade stockpile rehandling costs.
(2)	During Q4 2018, cost per tonne mined excluded diesel credit.
(3)

Adjusted to exclude inventory impairment of $8.8 million for Q3 2019 and fiscal 2019. Including the inventory impairment, cash cost per gold ounce on a by-product basis would be $2,274 and $1,345 for Q3 2019 and fiscal 2019, respectively. Including the inventory impairment, AISC per gold ounce on a by-product basis would be $2,318 and $1,381 for Q3 2019 and fiscal 2019, respectively.

(4)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018 and fiscal 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $2,915 and $1,317 for Q4 2018 and fiscal 2018, respectively. Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $3,162 and $1,533 for Q4 2018 and fiscal 2018, respectively.

(5)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations

Mining

Mining activity at San Francisco was ceased at the end of fiscal 2018 and low-grade stockpile material was processed through December 2019, following which residual leaching commenced.

Costs of mining were $1.2 million during Q4 2019 compared to $11.6 million during Q4 2018 and were $6.6 million during fiscal 2019 compared to $42.3 million during fiscal 2018. This decrease is primarily due to the cessation of mining at San Francisco. Low-grade stockpile rehandling costs were $1.2 million during Q4 2019 compared to $0.3 million during Q4 2018, and were $6.6 million during fiscal 2019 compared to $0.3 million during fiscal 2018.

Crushing and processing

Processing of the low-grade stockpile was discontinued during December 2019 which resulted in a lower amount of tonnes processed in Q4 2019 compared to Q4 2018. Grade of the ore processed decreased by 45% during Q4 2019 compared to Q4 2018 and decreased by 41% during fiscal 2019 compared to fiscal 2018. This resulted in a decrease of the gold ounces deposited on the pad during fiscal 2019.

Processing costs were $6.7 million during Q4 2019 compared to $7.7 million during Q4 2018 and were $28.4 million during fiscal 2019 compared to $33.0 million during fiscal 2018. This decrease is primarily due to the cessation of mining at San Francisco and the reduced cost structure at the mine. The major cost reductions during fiscal 2019 were cyanide, maintenance and labour, which were $2.7 million, $0.5 million and $0.3 million lower, respectively, compared to fiscal 2018.

Production

San Francisco produced 31% fewer gold ounces during Q4 2019 compared to Q4 2018 and 32% fewer gold ounces during fiscal 2019 compared to fiscal 2018 due to the lower expected recovery from the low-grade stockpile.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF ANNUAL AND QUARTERLY RESULTS

		2019		2018		2017
FINANCIAL RESULTS
Metal revenues		$111,541		$104,527		$105,162
(Loss) earnings from operations (1)		$(135,419)		$(29,222)		$22,066
(Loss) earnings		$(136,223)		$(14,044)		$11,898
(Loss) earnings per share
-Basic		$(1.61)		$(0.21)		$0.30
-Diluted		$(1.61)		$(0.21)		$0.30
Cash provided by (used in) operating activities		$235		$(18,393)		$13,070
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total assets		$251,284		$348,286		$235,635
Total non-current liabilities		$91,173		$54,824		$14,254
OPERATING RESULTS
Gold sold (ozs)		80,530		82,598		83,211
Gold produced (ozs)		78,838		83,634		83,558
Silver sold (ozs)		48,627		44,911		38,911
Average realized gold price (per oz)		$1,333 (2)		$1,280 (2)		$1,256
Average London PM fix gold price (per oz)		$1,393		$1,270		$1,251
By-product cash cost (1) (per oz)		$1,185 (3)		$1,055 (5)		$831
All-in Sustaining cost (1) (per oz)		$1,349 (3,4)		$1,338 (5)		$1,034

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.
(2)	The average realized gold price includes realized (loss) gain on derivatives.
(3)

Adjusted to exclude inventory impairment of $8.8 million during Q3 2019. Including the inventory impairment, cash cost per gold ounce on a by-product basis and AISC per gold ounce on a by-product basis, would be $1,295 and $1,458 for fiscal 2019, respectively.

(4)

Adjusted to exclude long term project capital expenditures of $9.0 million during fiscal 2019. Including the capital expenditures, AISC per gold ounce on a by-product basis would be $1,461 for fiscal 2019.

(5)

Adjusted to exclude inventory impairment of $14.4 million during fiscal 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis and AISC per gold ounce on a by-product basis, would be $1,230 and $1,513 for fiscal 2018, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Fiscal 2019 compared to fiscal 2018

The Company sold 80,530 gold ounces at an average realized gold price of $1,333 per ounce compared to sales of 82,598 gold ounces at an average realized gold price of $1,280 per ounce during fiscal 2018. This represents a decrease of 3% in gold ounces sold and an increase of 4% in realized gold price over fiscal 2018, resulting in metal revenues from mining operations of $111.5 million compared to $104.5 million during fiscal 2018.

The Company incurred a loss of $136.2 million compared to $14.0 million during fiscal 2018. This is the result of impairments of $124.1 million compared to $9.0 million during fiscal 2018.

Fiscal 2018 compared to fiscal 2017

The Company sold 82,598 gold ounces at an average realized gold price of $1,280 per ounce compared to sales of 83,211 gold ounces at an average realized gold price of $1,256 per ounce during fiscal 2017. This represents a decrease of 1% in gold ounces sold and an increase of 2% in realized gold price over fiscal 2017, resulting in metal revenues from mining operations of $104.5 million compared to $105.2 million during fiscal 2017.

The Company incurred a loss of $14.0 million compared to earnings of $11.9 million during fiscal 2017. This is the result of $9.0 million of impairments compared to $nil during fiscal 2017. Additionally, during fiscal 2017, the San Francisco Mine had better operational performance compared to fiscal 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

		Q4 2019		Q3 2019		Q2 2019		Q1 2019		Q4 2018		Q3 2018		Q2 2018		Q1 2018
FINANCIAL RESULTS
Metal revenues		$24,668		$27,011		$28,457		$31,405		$27,015		$27,941		$26,233		$23,338
(Loss) earnings from operations (1)		$(6,297)		$(127,933)		$(1,860)		$671		$(22,007)		$(10,760)		$(106)		$3,651
(Loss) earnings		$(6,853)		$(127,141)		$(3,830)		$1,601		$(16,838)		$(3,720)		$3,284		$3,230
(Loss) earnings per share
-Basic		$(0.08)		$(1.50)		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05		$0.07
-Diluted		$(0.08)		$(1.50)		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05		$0.07
Cash (used in) provided by operating activities (2)		$(354)		$(1,571)		$(365)		$2,525		$(1,758)		$(4,194)		$(10,178)		$(2,263)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total assets		$251,284		$212,249		$340,232		$344,345		$348,286		$389,215		$398,434		$240,227
Total non-current liabilities		$91,173		$52,061		$54,716		$55,636		$54,824		$79,834		$87,689		$13,253
OPERATING RESULTS
Gold sold (ozs)		16,566		18,267		21,711		23,986		21,985		23,038		20,126		17,449
Gold produced (ozs)		16,337		17,787		21,483		23,231		23,214		23,606		19,190		17,624
Silver sold (ozs)		8,774		10,513		14,936		14,404		12,298		13,453		13,334		5,826
Average realized gold price (per oz)		$1,378 (3)		$1,375 (3)		$1,301 (3)		$1,300 (3)		$1,233 (3)		$1,271 (3)		$1,293		$1,332
Average London PM fix gold price (per oz)		$1,482		$1,472		$1,309		$1,304		$1,226		$1,213		$1,306		$1,329
By-product cash cost (1) (per oz)		$1,267		$1,239 (4)		$1,181		$1,094		$1,176 (6)		$1,102		$1,018		$884
All-in Sustaining cost (1) (per oz)		$1,483 (5)		$1,369 (4)		$1,307		$1,278		$1,468 (6)		$1,293		$1,314		$1,262

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.
(2)

Transaction costs related to the acquisition of Rye Patch have been reclassified from investing to operating cash flows in Q1, Q2 and Q3 2018 to conform with the presentation in the 2018 consolidated financial statements. For Q1, Q2 and Q3 2018, cash used in operating activities was adjusted by $437, $1,888 and $660, respectively.

(3)	The average realized gold price includes realized (loss) gain on derivatives.
(4)

Adjusted to exclude inventory impairment of $8.8 million during Q3 2019. Including the inventory impairment, cash cost per gold ounce on a by-product basis and AISC per gold ounce on a by-product basis, would be $1,722 and $1,853 for Q3 2019, respectively.

(5)	Adjusted to exclude long term project capital expenditures of $9.0 million during Q4 2019. Including the capital expenditures, AISC per gold ounce on a by-product basis would be $2,027 for Q4 2019.
(6)

Adjusted to exclude inventory impairment of $14.4 million during Q4 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis and AISC per gold ounce on a by-product basis, would be $1,833 and $2,125 for Q4 2018, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information

The Rye Patch financial information is included for the period post-acquisition.

Loss for the Company was $6.9 million ($0.08 per share) during Q4 2019 compared to $16.8 million ($0.20 per share) during Q4 2018 and $2.9 million ($0.06 per share) during Q4 2017.

Loss for the Company was $136.2 million ($1.61 per share) during fiscal 2019 compared to $14.0 million ($0.21 per share) during fiscal 2018 and to earnings of $11.9 million ($0.30 per share) during fiscal 2017, as a result of the following factors:

Metal revenues

The Florida Canyon Mine sold 9,693 gold ounces during Q4 2019 for $14.4 million compared to 12,985 gold ounces for $16.1 million during Q4 2018. During fiscal 2019, Florida Canyon sold 43,697 gold ounces for $60.5 million compared to 30,053 gold ounces for $37.3 million during fiscal 2018.

The San Francisco Mine sold 6,873 gold ounces during Q4 2019 for $10.1 million compared to 9,000 gold ounces for $10.9 million during Q4 2018 and to 16,067 gold ounces for $20.5 million during Q4 2017. During fiscal 2019, San Francisco sold 36,833 gold ounces for $50.3 million compared to 52,545 gold ounces for $66.8 million during fiscal 2018 and to 83,211 gold ounces for $104.5 million during fiscal 2017.

A higher realized gold price of $1,333 per gold ounce during fiscal 2019 increased revenue compared to $1,280 per gold ounce during fiscal 2018 and to $1,256 per gold ounce during fiscal 2017.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $21.1 million during Q4 2019 compared to $40.5 million during Q4 2018 and to $16.9 million during Q4 2017. Production costs were $105.1 million during fiscal 2019 compared to $102.3 million during fiscal 2018 and to $69.8 million during fiscal 2017.

Costs of mining were $8.7 million during Q4 2019 compared to $17.6 million during Q4 2018 and to $11.0 million during Q4 2017, and were $33.4 million during fiscal 2019 compared to $57.9 million during fiscal 2018 and to $41.4 million during fiscal 2017. This decrease is primarily due to the cessation of mining at San Francisco. Florida Canyon contributed $7.4 million during Q4 2019 compared to $6.0 million during Q4 2018 due to higher maintenance costs. Mining costs were $26.8 million during fiscal 2019 compared to $15.5 million during fiscal 2018, as a result of the full year contribution of Florida Canyon.

Crushing and gold recovery costs were $12.3 million during Q4 2019 compared to $14.4 million during Q4 2018 and to $9.1 million during Q4 2017. This decrease is primarily due to the cessation of mining at San Francisco and the overall lower cyanide and labour costs at the mine. Florida Canyon contributed $5.6 million compared to $6.7 million during Q4 2018 due to reduced maintenance costs. Crushing and gold recovery costs were $51.5 million during fiscal 2019 compared to $49.0 million during fiscal 2018 and to $32.1 million during fiscal 2017. This increase is primarily due to the full year contribution of Florida Canyon.

Change in inventories increased cost of sales by $7.2 million during fiscal 2019 compared to decreases of $15.0 million during fiscal 2018 and $10.0 million during fiscal 2017. This increase is due to a $8.8 million impairment at San Francisco resulting from a reduction in recoverable ounces and net realizable value expected to be achieved during residual leaching. Additionally, more recoverable ounces were deposited on the pad than ounces recovered from the pad during fiscal 2019 at Florida Canyon, resulting in a $3.2 million decrease in cost of sales. During fiscal 2018 and fiscal 2017, more recoverable ounces were deposited on the pad than ounces recovered from the pad at San Francisco and Florida Canyon.

Depletion and depreciation costs were $1.7 million during Q4 2019 compared to $4.6 million during Q4 2018 and to $1.1 million during Q4 2017. The decrease is a result of an inventory impairment during Q4 2018 increasing depletion by $2.2 million. During fiscal 2019, depletion and depreciation cost were $9.2 million compared to $8.6 million during fiscal 2018 and to $4.6 million during fiscal 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses decreased to $6.9 million during fiscal 2019 compared to $12.3 million during fiscal 2018 and to $8.6 million during fiscal 2017. During fiscal 2019, the corporate office reduced headcount, reducing salaries and share-based payments by $1.5 million. During Q2 and Q3 2018, $2.8 million of Rye Patch transaction costs were incurred.

Exploration expense

During Q4 2019, as of a result of the San Francisco and Ana Paula impairments, exploration expenditures were no longer capitalized and the Company incurred expenses of $0.8 million.

Loss on sale of assets

During Q4 2019, Florida Canyon sold the aged mining fleet for $3.0 million, resulting in a loss on sale of $0.8 million.

During Q4 2018, the Company sold exploration and evaluation assets for a total consideration of $19.0 million paid in the purchaser’s common shares. Following the sale of the common shares, less transaction costs, a loss on disposal of $1.6 million was incurred by the Company.

Impairment of mineral properties and other assets

Impairment of mineral properties and other assets was $119.2 million and $4.9 million during Q3 2019 and Q4 2019, respectively, totalling $124.1 million during fiscal 2019, compared to $9.0 million during fiscal 2018 and to $nil during fiscal 2017.

The Company identified indicators of impairment at the San Francisco Mine and the Ana Paula Project resulting in an impairment charge of $39.4 million and $74.8 million, respectively.

At the Florida Canyon Mine, the Company assessed the carrying value of certain equipment and as a result, the Company recognized an impairment charge in the amount of $2.3 million.

The Company also evaluated the collection certainty of the income tax refund receivable in Mexico and an impairment of $4.6 million was recognized.

During fiscal 2019 and 2018, the Company impaired the El Sauzal Plant totalling $3.0 million and $9.0 million, respectively.

Other income

During fiscal 2019, interests and gains on Florida Canyon reclamation bonds and trust resulted in other income of $0.7 million.

Finance expense (income), net

Finance expense was $2.8 million during fiscal 2019 compared to income of $2.3 million during fiscal 2018 and of $1.0 million during fiscal 2017. In relation to the lease agreement for the acquisition of new loading and hauling equipment at Florida Canyon, interest on lease liabilities was $1.0 million compared to $nil during fiscal 2018 and 2017. There was a non-cash warrant revaluation gain of $0.1 million during fiscal 2019 compared to $2.2 million during fiscal 2018 and to $1.3 million during fiscal 2017. Additionally, there was a settlement gain on other financial liability of $nil during fiscal 2019 compared to $1.9 million during fiscal 2018.

(Loss) gain on the derivative contracts

Loss on the derivative contracts was $3.8 million during fiscal 2019 compared to a gain of $14.1 million during fiscal 2018 and a loss of $1.9 million during fiscal 2017.

At December 31, 2019, the Company had no open contracts.

Zero cost collars

During fiscal 2019, the Company settled contracts covering a total of 34,000 ounces. As the market price of gold was above the call price, the Company incurred a loss on derivative contracts totalling $3.7 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Forward sales contracts

During fiscal 2019, the Company held and settled contracts covering a total of 14,000 ounces. The Company incurred a loss on derivative contracts totalling $0.1 million.

During fiscal 2018, the gain on the derivative contracts was $14.1 million. Upon acquisition of Rye Patch, the Company assumed fixed price forward sales contracts covering 127,371 ounces to be settled through 2021. As the market price of gold was higher than the fixed price of these contracts, the Company financially settled all remaining forward sales contracts during Q4 2018.

Income taxes

Income tax recovery was $4.8 million during fiscal 2019 compared to an expense of $1.6 million during fiscal 2018 and of $8.8 million during fiscal 2017.

The current tax recovery was $1.9 million during fiscal 2019 compared to an expense of $1.7 million during fiscal 2018 and of $4.3 million during fiscal 2017. Both San Francisco and Florida Canyon did not generate taxable income and thus there was no current income tax expense for the period. At Florida Canyon, a recovery of $1.9 million was due to additional deductions of depreciation on plant and equipment. Additionally, adjustments to inventory tax basis allowed for recovery of fiscal 2018 tax expense.

Deferred tax recovery was $2.8 million compared to $0.1 million during fiscal 2018 and compared to an expense of $4.5 million during fiscal 2017. At San Francisco, the impairment resulted in reduction of the accounting base of assets and reversal of the deferred tax liability. During fiscal 2018, there were more capitalized deferred stripping costs which are deductible for tax purposes increasing the deferred tax expense. Additionally, the derivative gain increased deferred tax expense by $2.6 million.

OUTLOOK

The Company’s focus is on finalizing the ramp up of operations at Florida Canyon.

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine was acquired through the acquisition of Rye Patch which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018.

During Q4 2019, the Florida Canyon Mine produced 9,241 ounces of gold and 6,226 ounces of silver. Ore production for the quarter totalled approximately 2.1 million tonnes, a 47% increase over the previous quarter, and gold ounces to process increased by 37%. Waste tonnes mined increased by approximately 15% during Q4 2019 compared to Q3 2019. These increases were largely driven by the new loading and hauling equipment that was phased into production over Q4 2019. Further gains in future mine production are expected as more efficient mining areas are made available. During the previous quarters when production was severely impacted by low fleet availability, mining areas were reduced in size resulting in loss of efficiency. Mining activity during Q4 2019 and Q1 2020 has focused on improving the configuration, access and size of the mining areas to increase productivity and efficiency.

Crusher production increased by 662,000 tonnes or 48% during Q4 2019 compared to Q3 2019. Metallurgical recovery continues to meet expectation.

Capital programs continued to advance during Q4 2019. The storm water diversion channel was essentially completed at a capital cost of $2.9 million and construction of the new heap leach pad (“SHLP II”) was initiated.

Capital for the SHLP II project was funded by a $15.0 million debt facility by Sprott.

Fiscal 2019 capital expenditures for SHLP II totalled approximately $6.5 million or 43% of the total planned project capital budget. During Q4 2019, site preparation was completed, and all liner and piping materials were received at the mine.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Production of low permeability under-liner material and over-liner materials progress according to plan. Liner placement was initiated in January 2020.

Mine production and cost guidance for fiscal 2020 were provided during Q4 2019. Further to that disclosure, quarterly production, cash cost and capital spending at Florida Canyon are provided in the following table:

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Fiscal 2020
Production (ozs)	10,000 - 12,000	12,000 - 15,000	15,500 - 18,000	22,500 - 25,000	60,000 - 70,000
Cash Cost (per oz) (1)	$1,130 - $1,230	$1,025 - $1,125	$915 - $1,015	$815 - $915	$975 - $1,075
Capital Spending (millions)	$8.0	$10.0	$4.0	$3.0	$25.0

The production profile is weighted to the latter half of fiscal 2020 due to the contribution of SHLP II becoming fully operational during Q2 2020. The mine is permitted to allow phased commissioning of the pad which is illustrated by the increasing quarter over quarter production during fiscal 2020.

San Francisco Mine (100%-owned)

During Q4 2019, operations at the San Francisco mine continued with processing of low-grade stockpiles resulting in the placement of 8,665 ounces onto the pad contained in approximately 1.2 million tonnes. Processing of the low-grade stockpile ceased mid-December 2019 and operations transitioned to recovery of residual ounces in inventory. Gold production during Q4 2019 totalled 7,097 ounces.

Cash flow from operations during Q4 2019 were used to pay down existing payables.

As discussed in the Fiscal 2019 Operational Overview and Recent Developments section above, the Company entered into a definitive share purchase agreement to sell the San Francisco Mine during March 2020.

Ana Paula Project (100%-owned)

Exploration and development work at Ana Paula was temporarily suspended in August 2018 as a result of the lack of capital to advance the Project. Work at the Project remains suspended until the corporation has access to sufficient funding to resume activities. The Project is maintained in good standing with respect to the regulatory and local communities.

LIQUIDITY, CONTINGENCIES, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, income tax refunds, foreign currency fluctuations, health and safety risks related to the coronavirus (2019-nCov), and risks and uncertainties (refer to Risks and Uncertainties section). In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

(1) Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

At December 31, 2019, the Company had positive net working capital of $48.6 million. The Company had cash and cash equivalents of $16.6 million, trade and other receivables of $7.9 million, inventories of $62.9 million, trade payables and accrued liabilities of $29.5 million and current lease liability of $10.0 million.

A summary of undiscounted liabilities and future operating commitments at December 31, 2019, are as follows:

	Total	Within 1 year	1 - 3 years	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$29,457	$29,457	$-	$-	$-
Lease liabilities	48,911	9,842	30,345	8,724	-
Loan facility	15,000	-	15,000	-	-
Equipment loan payable	1,311	583	728	-	-
Other financial liability	2,500	-	2,500	-	-
Interest payments on loan facility	2,980	1,525	1,455	-	-
Interest payments on equipment financing	132	90	42	-	-
Interest payments on other financial liability	888	226	662	-	-
	101,179	41,723	50,732	8,724	-
Commitments
Future operating commitments (1) (2)	5,945	5,601	344	-	-
Provision for site reclamation and closure (3)	36,708	-	-	-	36,708
Other provisions (4)	1,420	1,420	-	-	-
	44,073	7,021	344	-	36,708
Total financial liabilities and commitments	$145,252	$48,744	$51,076	$8,724	$36,708

(1)

The future operating commitments of the Company are mainly due to the cyanide contract with Cyanco Company LLC (“Cyanco”). A four-year contract with Cyanco was signed effective October 6, 2016, which includes a requirement of purchasing a minimum volume of 5,000,000 pounds per year. Operating commitments also include leases for the office premises.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)

Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine and of the Florida Canyon Mine. The undiscounted amounts are $6.1 million and $30.6 million, respectively.

(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal de Mexico, S.A. de C.V. (“Peal”) contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.3%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2019, this obligation was determined to be $1.4 million.

Contingencies

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Peal arbitration

During February 2019, Peal de Mexico, S.A. de C.V. gave notice of the termination of the mining agreement between Peal and Molimentales dated September 17, 2009, as amended (the “Peal Agreement”). Peal also entered into an arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Agreement. Peal filed its demand with the arbitral tribunal on December 3, 2019, and Molimentales filed its answer to the demand and a counterclaim with the arbitral tribunal on December 19, 2019. On January 10, 2020, Peal filed its answer to the counterclaim with the arbitral tribunal. The Company has accrued all expenses, including demobilization costs, based on the actual costs incurred. Peal has also claimed a termination penalty of $20.0 million. The Company has not accrued this amount as it does not believe there is basis for the claim regarding the termination penalty in the Peal Agreement. No additional liability has been recognized in the consolidated financial statements. As a result of the sale of San Francisco, the Peal arbitration transfers to the buyer.

Maverix arbitration

During July 2019, the Company received formal notice from Maverix Metals Inc., a 3.25% royalty holder of the Florida Canyon Mine, seeking arbitration to resolve disputed allowable deductions in the royalty calculations. On November 22, 2019, the Company reached a settlement agreement with Maverix regarding the disputed royalty payments. The agreement clarified the definition of the allowable deductions in calculating the royalty, reduces the royalty amount to 3.25% to 3.0% and provides for a one-time payment by the Company to Maverix of $0.3 million which is payable either in cash or shares within one year of closing. At December 31, 2019, the payment was outstanding.

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company. The plaintiff brought the claim in the Supreme Court of British Columbia pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. On August 9, 2019, the Company filed their Response to the Notice of Civil Claim, denying all of the allegations and on October 1, 2019, the parties attended a case planning conference. On October 22, 2019, the plaintiff filed an amendment to the Notice of Civil Claim dropping certain allegations and adding an allegation of insider trading against the Company to their claim. The certification hearing is scheduled to occur during April 2020. The Company and its counsel have reviewed the claim and the amendments to the claim and the outcome is not determinable at this time.

Cash flow

	Three months ended December 31,			Years ended December 31,
	2019	2018	2017	2019	2018	2017
Cash and cash equivalents, beginning of period	$13,174	$24,466	$48,464	$21,978	$31,474	$33,877
Cash (used in) provided by operating activities	(354)	(1,758)	(2,183)	235	(18,393)	13,070
Cash (used in) provided by investing activities	(5,831)	10,574	(17,299)	(13,759)	24,555	(55,795)
Cash provided by (used in) financing activities	9,570	(11,444)	2,803	8,095	(15,670)	40,107
Effects of exchange rate changes on the balance of cash held in foreign currencies	8	140	(311)	18	12	215
Cash and cash equivalents, end of period	$16,567	$21,978	$31,474	$16,567	$21,978	$31,474

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Operating activities

The improvement in cash (used in) provided by operating activities is due to increased profitability of the San Francisco Mine. At San Francisco, earnings from mine operations excluding change in inventories and depreciation and depletion were $11.3 million compared to a loss of $13.5 million during fiscal 2018. The additional cash flow was used to pay down existing payables.

At Florida Canyon, due to operational challenges, cash flow from operating activities was neutral.

Remaining cash flow generated from mine operations was used to support corporate general and administrative expenditures.

Investing activities

At Florida Canyon, on-going capital projects, relating to the stormwater diversion channel and SHLP II totalled $9.4 million during fiscal 2019.

At San Francisco, capital expenditures were $1.3 million compared to $11.3 million during fiscal 2018. During fiscal 2018, significant expenditures related to deferred stripping. During fiscal 2017, significant expenditures related to deferred stripping, leach pad expansion, power and crusher upgrades, and drilling costs.

At Ana Paula, expenditures were reduced significantly during fiscal 2019 as a result of the lack of capital to advance the Project totalling $4.0 million during fiscal 2019 compared to $15.8 million and $17.3 million during fiscal 2018 and fiscal 2017, respectively. Expenditures during fiscal 2018 and during fiscal 2017 related to feasibility study and exploration works.

Several transactions during fiscal 2018 significantly impacted the cash provided by investing activities:

-	Proceeds from the sale of exploration properties, net of transaction costs, were $17.8 million;
-	Short-term investments of $20.0 million matured; and,
-	Cash received on the Rye Patch acquisition was $10.9 million.

Several transactions during fiscal 2017 significantly impacted the cash provided by investing activities:

-	The Company entered into short-term investments of $20.0 million; and,
-	The Company received $2.5 million related to the sale of the Caballo Blanco Property.

Financing activities

During Q4 2019, proceeds net of transaction costs of $14.8 million were received related to the Loan Facility.

During fiscal 2019, the repayment of principal and interest, related to the equipment loans payable to Caterpillar Financial Services Corporation totalled $3.5 million compared to $0.5 million during fiscal 2018.

During Q4 2018, a significant portion of the proceeds received upon the sale of several properties were used to repay the outstanding balance of the Credit Facility to Macquarie Bank Limited. Repayment plus interest paid during fiscal 2018 totalled $17.3 million. Additionally, the Company received $2.2 million from equipment financing.

During fiscal 2017, the Company completed a $37.2 million bought deal financing, net of transactions costs. Additionally, warrants were exercised for proceeds of $2.8 million.

Currency risk

At San Francisco, approximately 50% of the operating expenditures are denominated in Mexican pesos, while approximately 70% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

During Q4 2019, the Mexican peso averaged MXP 19.28 to $1.00, and the Canadian dollar averaged C$1.32 to $1.00. During Q4 2018, the Mexican peso averaged MXP 19.83 to $1.00 and the Canadian dollar averaged C$1.32 to $1.00. The effect of the difference in average exchange rates increased costs at San Francisco during Q4 2019 by approximately $0.1 million.

During fiscal 2019, the Mexican peso averaged MXP 19.26 to $1.00, and the Canadian dollar averaged C$1.33 to $1.00. During fiscal 2018, the Mexican peso averaged MXP 19.24 to $1.00, and the Canadian dollar averaged C$1.30 to $1.00. The effect of the difference in average exchange rates decreased costs at San Francisco during fiscal 2019 by approximately $0.1 million.

Capital resources

The capital of the Company consisted of consolidated equity, equipment loans payable, and other financial liability, net of cash and cash equivalents.

	December 31,	December 31,	December 31,
	2019	2018	2017
Equity	$118,611	$254,224	$196,585
Lease liabilities	39,384	-	-
Loan facility	14,109	-	-
Equipment loans payable	1,343	4,535	-
Other financial liability	2,500	2,441	-
	175,947	261,200	196,585
Less: Cash and cash equivalents	(16,567)	(21,978)	(31,474)
Less: Short-term investments	-	-	(20,082)
	$159,380	$239,222	$145,029

At December 31, 2019, the Company was subject to externally imposed capital requirements in relation to the financial covenants of the Loan Facility.

Loan Facility

On November 14, 2019, the Company entered into a three-year, $15.0 million loan facility with Sprott Private Resource Lending II (Collector), LP to fund construction of leach pad expansion at Florida Canyon Mine. The Loan Facility has a maturity date of October 31, 2022, with eight equal quarterly repayments of the principal balance commencing on January 31, 2021, requiring monthly interest payments based on an interest rate of 8% plus the greater of three-month London Inter-bank Offered Rate (“LIBOR”) or 2%. Proceeds are to be solely used for the payment of Sprott fees and expenses, payments related to the leach pad expansion, and other purposes approved by the Lender. Additionally, the Company issued 1,286,228 common shares related to the closing of the facility which are included in transaction costs.

The Agreement stipulates that the Company complies with certain financial covenants:

-	Minimum cash balance of $3.0 million; and,
-	Minimum working capital ratio of 1.15, as defined as current assets, including 80% of ore in process inventory, less current liabilities, excluding the Loan Facility.

At December 31, 2019, the Company was in compliance with these covenants.

Related party transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2019, 2018 and 2017, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, share-based payments, and termination benefits are included in corporate and administrative expenses.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Key management compensation includes:

	Years ended December 31,
	2019	2018	2017
Salaries and benefits	$753	$1,136	$1,065
Bonuses	47	100	387
Share-based payments (recovery) expense	(56)	328	476
Termination benefits	-	470	385
	$744	$2,034	$2,313

Dividends

No dividends were declared or paid during fiscal 2019.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at March 18, 2020, are 85,993,371, 3,163,830 and 2,305,811, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce on a by-product basis

Cash cost per gold ounce on a by-product basis (“cash cost”) are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The cash cost is calculated by dividing the operating production costs by the total number of gold ounces sold and deducting the by-product silver credits per gold ounce sold. The following table provides a reconciliation of the calculation of cash cost to the consolidated financial statements:

	Three months ended December 31,			Years ended December 31,
	2019	2018	2017	2019	2018	2017
Production costs	$21,139	$40,461	$16,862	$105,090	$102,263	$69,818
Less: Adjustment
Inventory impairment (1)	-	(14,433)	-	(8,830)	(14,433)	-
	21,139	26,028	16,862	96,260	87,830	69,818
Divided by gold sold (ozs)	16,566	21,985	16,067	80,530	82,598	83,211
	1,276	1,184	1,049	1,195	1,063	839
Less: By-product silver credits per gold ounce (2)	(9)	(8)	(8)	(10)	(8)	(8)
Cash cost per gold ounce on a by-product basis	$1,267	$1,176	$1,041	$1,185	$1,055	$831

(1)

For the three months and year ended December 31, 2019, production costs have been adjusted to exclude inventory impairment of $nil and $8.8 million, respectively (three months and year ended December 31, 2018 - $14.4 million and $14.4 million, respectively). Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $1,267 and $1,295 for Q4 2019 and fiscal 2019, respectively (Q4 2018 and fiscal 2018 - $1,833 and $1,230, respectively).

(2)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months and year ended December 31, 2019, total by-product silver credits were $0.2 million and $0.8 million, respectively (three months and year ended December 31, 2018 - $0.2 million and $0.7 million, respectively).

Cash cost is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost is not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco and Florida Canyon at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended December 31,			Years ended December 31,
	2019	2018	2017	2019	2018	2017
Production costs	$21,139	$40,461	$16,862	$105,090	$102,263	$69,818
Corporate and administrative expenses	1,526	2,328	3,216	6,927	12,334	7,929
Sustaining capital expenditures (3)	10,752	4,002	1,790	13,976	13,747	8,734
Accretion for site reclamation and closure	314	389	58	1,250	876	230
Less: By-product silver credits	(151)	(166)	(124)	(773)	(689)	(652)
Less: Adjustments
Inventory impairment (1)	-	(14,433)	-	(8,830)	(14,433)	-
Rye Patch transaction costs (2)	-	(96)	-	-	(2,828)	-
Termination benefits (2)	-	(203)	-	-	(728)	-
Long term capital expenditures (4)	(9,019)	-	-	(9,019)	-	-
	24,561	32,282	21,802	108,621	110,542	86,059
Divided by gold sold (ozs)	16,566	21,985	16,067	80,530	82,598	83,211
All-in sustaining cost per gold ounce on a by-product basis	$1,483	$1,468	$1,357	$1,349	$1,338	$1,034

(1)

For the three months and year ended December 31, 2019, production costs have been adjusted to exclude inventory impairment of $nil and $8.8 million, respectively (three months and year ended December 31, 2018 - $14.4 million and $14.4 million, respectively). Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $1,483 and $1,458 for Q4 2019 and fiscal 2019, respectively (Q4 2018 and fiscal 2018 - $2,125 and $1,513, respectively).

(2)

Corporate and administrative expenses adjusted for the three months and year ended December 31, 2018, to remove Rye Patch transaction costs of $0.1 million and $2.8 million, respectively, and termination benefits of $0.2 million and $0.7 million, respectively.

(3)

Sustaining capital expenditures for the three months and year ended December 31, 2019, includes deferred stripping of $nil and $nil, respectively (three months and year ended December 31, 2018 - $2.0 million and $8.7 million, respectively).

(4)

Adjusted to exclude long term project capital expenditures of $9.0 million for Q4 2019 and fiscal 2019. Including the capital expenditures, AISC per gold ounce on a by-product basis would be $2,027 and $1,461 for Q4 2019 and fiscal 2019, respectively.

AISC calculated for the San Francisco Mine and the Florida Canyon Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

Additional GAAP Measures

The Company has included additional GAAP measures which include (loss) earnings from mine operations and (loss) earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

(Loss) earnings from mine operations

(Loss) earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

(Loss) earnings from operations

(Loss) earnings from operations represents the difference between (loss) earnings from mine operations and corporate and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2019. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant affect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation (note 11 of consolidated financial statements) have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit which may include geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Liquidity risk related to the Company’s operations

The Company has a budgeting process to determine the funds required to support operating, capital, and exploration expenditures. The Company has commitments as discussed in the Liquidity, Contingencies, Cash Flows and Capital Resources section above and is managing cash flows to ensure sufficient liquidity. This process is subject to significant estimates and judgements including gold price assumptions, operating performance, and capital project management. The Company anticipates that it will be in compliance with the debt covenants related to the Loan Facility (note 16 of consolidated financial statements).

Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2019. As a result of these impairment indicators, the Company assessed the Florida Canyon Mine, the San Francisco Mine and Ana Paula Project CGUs for impairment and concluded the recoverable value of the San Francisco Mine and Ana Paula Project CGUs was less than its carrying values and an impairment was required (note 5 of consolidated financial statements).

Revenue recognition as a result of adopting IFRS 15

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the gold doré.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's gold doré to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Business combination

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. On May 25, 2018, the Company acquired Rye Patch Gold Corp. (note 6 of consolidated financial statements). The Company had concluded that the acquired assets and liabilities of Rye Patch constituted a business and therefore the transaction was accounted for as a business combination in accordance with IFRS 3 - Business combinations.

Identifying whether a contract includes a lease as a result of adopting IFRS 16 - Leases ("IFRS 16")

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment (note 11 of consolidated financial statements), site reclamation and closure provisions (note 20 of consolidated financial statements), recognition of deferred tax amounts (note 22 of consolidated financial statements) and depreciation and depletion (note 11 of consolidated financial statements).

Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property and the life of mining phases. Changes in estimated life of mine strip ratios or life of phase strip ratios can result in a change to the future capitalization of stripping costs incurred and future depreciation and depletion charges.

Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in process and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Costs are attributed to ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

The allocation of costs to ore in process and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Recoverable value of mineral properties, plant and equipment, exploration and evaluation assets

Where an indicator of impairment or impairment reversal exists (note 2(d)(iii) of consolidated financial statements), a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, in-situ values of the Company’s exploration and evaluation assets, costs of disposal of the mining properties and the appropriate discount rate. Reductions or increases in metal price forecasts; estimated future costs of production; estimated future capital expenditures; recoverable reserves and resources; estimated in-situ values; and discount rates can result in an impairment of the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets.

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs taking into account inflation and discounted at a risk-free rate. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Equity-settled share-based payments

Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to avoid labour and tax obligations. As is common practice in Mexico, the Company has entered into such subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing.

The Company has assessed the implications of these amendments and has determined that, other than what is recorded, it is probable that no additional obligation for statutory profit sharing or labour payments need be recorded in the consolidated financial statements as at and for the year ended December 31, 2019.

Fair value estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

•	The fair values of identifiable assets acquired and liabilities assumed;
•	The fair value of the consideration transferred in exchange for an interest in the acquiree; and,
•	The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company has estimated the fair value of the acquired assets and assumed liabilities of Rye Patch as outlined in note 6 of the consolidated financial statements.

Estimate of lease terms as a result of adopting IFRS 16

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract, or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s annual consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, are consistent with new standards and amendments to standards, except for the following:

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”) and IAS 8 - Accounting policies, changes in accounting estimates and errors (“IAS 8”)

The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

Amendments to references to the conceptual framework in IFRS standards

Together with the revised conceptual framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to various IFRS standards.

The amendments are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures, as defined under Canadian and US securities laws, are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of December 31, 2019.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as defined under Canadian and US securities laws.

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2019, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q4 2019 and fiscal 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

RISKS AND UNCERTAINTIES

Risk Factors Relating to the Company’s Business

The Company faces risks and uncertainties related to the coronavirus (2019-nCov).

The business of the Company is dependent on a number of key inputs and their related costs, including materials, supplies and equipment related to operations, as well as electricity, water and other utilities. Recently, the coronavirus (2019-nCov) has spread across the world and developed into a pandemic. It may cause fear and uncertainty to rise and cause governments to regulate or restrict the flow of labour or products. The Company’s operations, suppliers and distribution channels could be severely impacted. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs could curtail or preclude the Company’s ability to continue production. Such a pandemic could also have an adverse impact on consumer demand for the Company’s products, gold prices and the trading price of its common shares. In addition, the Company’s operations would be significantly affected by the spread of the coronavirus in the communities in which it operates or if its employees become sick or are restricted from working.

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The prices of gold and other commodities have fluctuated widely in recent years and are affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;
•	global or regional consumptive patterns;
•	sales by government holders;
•	metal stock levels maintained by producers and others;
•	increased production due to new mine developments and improved mining and production methods;
•	speculative activities;
•	inventory carrying costs;
•	availability and costs of metal substitutes;
•	international economic and political conditions;
•	interest rates;
•	currency values; and
•	inflation or deflation.

The market prices of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company has limited financial resources and operating income, and adequate funding may not be available to further its development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities or incurring debt, it may not be able to obtain sufficient financing in the future. The Company’s ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on results.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company has properties located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;
•	expropriation or nationalization without adequate compensation;
•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;
•	high rates of inflation;
•	changes to royalty and tax regimes;
•	substantial fluctuations in currency exchange rates;
•	volatile local political and economic developments;
•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;
•	as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and
•	difficulty obtaining key equipment and components for equipment.

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability.  Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and Company property.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico, the United States and Canada, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration, development, production and post-closure reclamation of mines;
•	imports and exports;
•	price controls or production restrictions;
•	taxation;
•	mining royalties;
•	labour standards and occupational health and safety, including mine safety; and
•	historical and cultural preservation.

The Company’s Florida Canyon Mine as a United States mine is subject to continuous inspections by the United States Mine Safety and Health Administration (“MSHA”), which inspections often lead to notices of violation. Recently, MSHA has been conducting more frequent and more comprehensive inspections of mining operations in general.

Additional regulations or requirements also are imposed on the Florida Canyon Mine’s tailings and waste disposal areas in Nevada under the Nevada Water Pollution Control Law and on the Company’s operations in Nevada under Clean Air Act in Nevada. In addition, proposed Comprehensive Environmental Response, Compensation, and Liability Act regulations requiring mining companies to obtain supplemental financial assurance could, if adopted, have a material adverse effect on results of operations and cash flows.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company may experience reduced liquidity and difficulty in obtaining future financing.

The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive, cancelling or deferring capital expenditures and/or suspending or curtailing operations. Such actions may impact production at mining operations.

The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

Restrictive covenants in the Company’s credit facilities may impact business activities.

Pursuant to The Company’s credit facilities, the Company must maintain certain financial ratios and satisfy other non-financial maintenance covenants. The Company and certain of its subsidiaries are also subject to other restrictive and affirmative covenants in respect of the Company’s respective operations. These covenants include, without limitation, restrictions on the Company’s ability to incur additional indebtedness; pay dividends or make other distributions; make loans or investments; sell, transfer or otherwise dispose of assets; and incur or permit to exist certain liens.

Compliance with these covenants and financial ratios may impair the Company’s ability to finance its future operations or capital needs or to take advantage of other favourable business opportunities. The Company’s ability to comply with these covenants and financial ratios will depend on its future performance, which may be affected by events beyond its control. The Company’s failure to comply with any of these covenants or financial ratios, if left uncured, will result in a default under applicable credit agreements and may result in the acceleration of the applicable indebtedness and other indebtedness to the extent there are cross-default provisions. In the event of a default and the Company being unable to repay any amounts then outstanding, the applicable lender(s) may be entitled to take possession of any collateral securing the credit facilities to the extent required to repay those borrowings.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

The Company may be unable to obtain or renew required government permits or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely affect the Company’s operations and profitability.

For the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

The Company is subject to taxation in multiple jurisdictions and changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of those jurisdictions. The Company may be subject to review, audit, and assessment in the ordinary course, the outcome of which could result in penalties imposed or higher taxes being payable, any of which could have a material adverse effect on the Company. These taxation laws are complicated and subject to change. The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company’s operations or business is located, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to the Company. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Many of the Company’s properties are in the exploration and development stages and only the San Francisco Property, the Ana Paula Project and the Florida Canyon Mine have mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse effect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Florida Canyon Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse effect on future cash flows, results of operations and financial condition.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;
•	industrial accidents, explosions and third-party accidents;
•	the encountering of unusual or unexpected geological formations;
•	ground falls, rock bursts, cave-ins and seismic activity including earthquakes;
•	fires and flooding;
•	metallurgical and other processing problems, including the availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	variations in grade, deposit size, density and other geological problems;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	mechanical equipment performance problems;
•	unavailability or significant changes in the cost of materials and equipment including fuel;
•	labour force or local community disruptions;
•	title claims, including aboriginal land claims;
•	unanticipated transportation costs; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

•	environmental damage and liabilities;
•	work stoppages, delayed production and resultant losses;
•	increased production costs;
•	damage to, or destruction of, mineral properties or production facilities and resultant losses;
•	asset write downs;
•	monetary losses;
•	claims for compensation of loss of life or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and
•	other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration or exploitation activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability. In addition, U.S. environmental conservation efforts could result in the withdrawal of certain federal lands from mineral entry under applicable mining laws, which could have the effect of restricting the Company’s current or future planned activities at the Florida Canyon Mine involving its unpatented mining claims on the affected public lands.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long-term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

•	control dispersion of potentially harmful effluents; and
•	reasonably re-establish pre-disturbance landforms and vegetation.

To carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with applicable law and relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. Governmental authorities may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests.  Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration, development or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines,

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition, exploration and development programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the estimation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its reserve and resource estimates are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at its mining projects. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Florida Canyon Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labour availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout these “Risk Factors Relating to the Company’s Business”.  In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

Shortages, or increases in prices, of energy and other consumables can adversely affect the Company’s results of operations.

The Company is dependent on various commodities (such as diesel fuel, electricity, steel, and concrete), labour and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour or equipment or a significant increase of their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of production.

The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. An increase in the cost, or decrease in the availability, of input commodities, labour or equipment may affect the timely conduct and cost of the Company’s operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with the Company’s operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

The Company has relied upon historical data that may be inaccurate or incomplete.

The Company has relied, and the technical reports prepared in respect of the Company’s material property are based, in part, upon historical data compiled by previous parties involved with the material property. To the extent that any of such historical data is inaccurate or incomplete, the Company’s development and exploration plans may be adversely affected and could materially adversely affect the Company’s business, results of operations, financial condition, and liquidity.

The Company may be unable to keep pace with innovations affecting the mining industry.

With volatility in the price of gold, silver and other metals and the Company’s focus on cost reductions and higher efficiencies, the Company has limited funds available for investment in innovation and new technology. The Company deals with particularly challenging environments in its open pit operations. Given the significant costs associated with leveraging new technologies such as solar panels for energy and electrical mobile equipment, the Company may not be able to keep pace with innovations affecting the mining industry and leverage technology that may further drive investment and growth.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

•	the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
•	the availability and costs of skilled labour, power, water, transportation and mining equipment;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and
•	the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold and the currency in which the Company incurs capital and operating costs at the Florida Canyon Mine) against the Mexican peso (being the currency in which the Company incurs capital and operating costs at the San Francisco Property and the Ana Paula Project), could have a significant effect on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant effect on its financial results in any given period.

Community relations may affect the Company’s business.

Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful operations. Community support for operations is a key component of a successful exploration or development project. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from the Company’s commercial activities. The Company may face opposition with respect to its current and future development and exploration projects which could materially adversely affect the Company’s business, results of operations, financial condition and share price.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with Company policies and the relevant provisions of the Business Corporations Act (British Columbia).

The Company may experience problems associated with strategic transactions.

Strategic transactions, and other acquisitions or dispositions of assets, could involve numerous risks, including:

•	potential disruption of the Company’s ongoing business and distraction of management;
•	difficulty integrating acquired businesses or segregating assets to be disposed of;
•	exposure to unknown or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition or against any businesses the Company may acquire, and
•	changing the Company’s business profile in ways that could have unintended consequences.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

The Company may be subject to legal proceedings.

The Company may from time to time, become involved in various claims, legal proceedings, regulatory investigations, and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions, should they arise. If it is unable to resolve any such disputes favorably, it may have a material adverse effect on the Company’s financial performance, cash flow and results of operations. In particular, see “Legal Proceedings and Regulatory Actions”.

The Company faces risks and uncertainties related to the repatriation of funds from its foreign subsidiaries.

The Company expects to generate cash flow and profits at its foreign subsidiaries and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Risk Factors Relating to the Company’s Common Shares

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;
•	current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally, including 2019-nCov;
•	changes in financial estimates and recommendations by securities analysts;
•	acquisitions and financings;
•	quarterly variations in operating results;
•	the operating and share price performance of other companies that investors may deem comparable;
•	the issuance of additional equity securities by the Company or the perception that such issuance may occur; and
•	purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common share price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options or warrants are exercised, or as a result of additional securities offerings which may reduce the Company’s earnings per share.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options or warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds to finance its activities, through the sale of equity securities, shareholders may have their investment diluted.  If the Company issues additional common shares, shareholders’ percentage ownership of the Company will decrease and shareholders may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2019, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.